Exhibit 99.1

28 June 2024
Nexxen International Ltd
("Nexxen" or the "Company")

Posting of Annual Report and Accounts

Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, unified advertising technology platform with deep expertise in video and Connected TV (“CTV”), confirms that its Annual Report and Accounts for the year ended 31 December 2023 have been posted to shareholders and are now available on the Company's investor relations website at https://investors.nexxen.com/.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500

About Nexxen International

Nexxen International empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement, and optimization - available individually or in combination - all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit nexxen.com.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).